Centaur Mutual Funds Trust

475 Park Avenue South, 9th Floor

New York, NY 10016

April 20, 2021

FILED VIA EDGAR

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Response to Staff’s Comments on Form N-1A for Centaur Mutual Funds Trust (the “Trust”), on behalf of its series, the DCM/INNOVA High Equity Income Innovation Fund (the “DCM/INNOVA Fund”) and the Lebenthal Ultra Short Tax-Free Income Fund (the “Lebenthal Fund”) (File Nos. 811-21606; 333-117597)

Dear Mr. Williamson:

Set forth below is a summary of oral comments provided by Mr. Jay Williamson of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), relating to the Trust’s Post-Effective Amendment No. 34, filed on February 22, 2021, 2021 (Accession No. 0001398344-21-004550). For your convenience, a summary of the staff’s comments are set out below in italics, and each comment is followed by the Trust’s response.

Prospectus of the DCM/innova Fund

Summary –DCM/INNOVA High Equity Income Innovation Fund: Principal Investment Strategies

1.	In the section titled, “Principal Investment Strategies”, please disclose in greater detail how the adviser determines if a security is undervalued, including the methodology and data typically used. Please make corresponding changes to the Item 9 principal investment strategies discussion.

Response: The Fund decided to remove “undervalued” and therefore intends to revise the first sentence in the Principal Investment Strategies section to read as follows:

“The DCM/INNOVA Fund invests in equity securities of companies that the Adviser believes offer high dividend yields relative to the yield of the broad market averages such as the S&P 500 Total Return Index.”

In addition, the Fund intends to revise the first sentence under “Additional Information About the Funds – Principal Investment Strategies of the DCM/INNOVA Fund” in the Item 9 disclosure to read as follows:

“In seeking to achieve its objective, the DCM/INNOVA Fund invests in equity securities of companies that the Adviser believes offer high dividend yields relative to the yield of the broad market averages such as the S&P 500 Total Return Index.”

2.	The new name, “DCM/INNOVA High Equity Income Innovation Fund” suggests an investment in a type of securities, specifically income producing equity securities. Thus under the Investment Company Names rule please add an 80% investment policy.

Response: The Fund will add the following policy in the prospectus:

“Under normal circumstances, the DCM/INNOVA Fund will invest at least 80% of its net assets (including the amount of any borrowings for investment purposes) in equity securities of U.S. and foreign companies.”

3.	Please explain supplementally in correspondence the underlying business reason(s) behind the decision to change the name of the fund. There appears to be minimal investment strategy change associated with the name change.

Response:. The Fund would like to increase the scope of the Fund’s potential investments and not be restricted to investing at least 80% of its net assets in equity securities of U.S. and foreign companies that either have paid a dividend in the 12 months prior or are expected by the Advisor to pay a dividend within 12 months following the purchase of the security. The Advisor would like to be able to buy securities of companies that are not currently paying dividends, but may pay dividends in the future or that paid dividends in the past but are not currently paying dividends.

Thank you for your comments. Please contact me at (513) 346-4152 if you have any questions.

Sincerely,

Paul F. Leone
Secretary

bcc:	Raymond Be at the Securities and Exchange Commission

Thomas W. Steed III at Kilpatrick Townsend

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